

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2010

Emilio M. Santandreu
President and CEO
Our MicroLending, LLC
1790 SW 22nd Street, Suite 201
Miami, FL 33145

> **Re:** **Our MicroLending, LLC**
> **Offering Statement on Form 1-A**
> **Filed November 19, 2010**
> **File No. 024-10286**

Dear Mr. Santandreu:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

General

1. With a view to disclosure, please tell us whether the narrative disclosure in your offering circular provides the information required by either Part I of Form S-1 or Model B of Part II of Form 1-A.

Notification

Item 1

2. Please list the address for Microfinance Investment Company, LLC.

3. We note the statement "[n]ot applicable" for Item 1(f), promoters of the issuer. See the definition of promoter in Rule 405 under the Securities Act of 1933. Please revise as appropriate.

4. Please revise Item 4 to describe the method by which the directors will offer the securities, and state, if true, that the securities have been or will be registered in the noted jurisdictions.

5.   Your website refers to money for lending coming from "a small group of socially responsible investors." We also note the reference to "equity investors" on page 23. Please advise us of such investors and any securities issued to them in connection with your response to Item 5. We may have further comment.

Offering Circular

Cover Page

6.   You state that the notes "will be issued in the minimum amount of $1,000." We also note, however, the statement on the first page of Exhibit 6.1 that "The minimum subscription is $100", without the qualification appearing on the cover page that the "multiples of $100" are for any amount "greater than $1,000." Please revise accordingly.

7.   The cover page indicates an offering of "Senior" unsecured notes. With a view to disclosure, advise us of the basis for this description. We not that you do not appear to have any subordinated debt; additionally, you disclose that the approximately $1 million principal amount of outstanding debt to affiliates and others "would rank senior to the Notes …"

Risk Factors, page 3

8.   Please revise here and where appropriate to address the representation that purchasers will not transfer or sell notes as described in paragraphs 2.6 and 2.7 of the subscription agreement.

9.   Please revise here and where appropriate to address potential investors' inability to benefit from a trustee, indenture or the protections of the Trust Indenture Act of 1939.

Business, page 9

10.   Please expand the description of your portfolio and loan activities. For guidance see Guide 3, particularly sections I.B, III.C.1 and III.C.2.

11.   We note your disclosure regarding the 12 specialists you employ. Please revise to disclose the number of persons you employ, including the number employed full time.

Overview, page 9

12.   Please revise to explain in more detail the "group lending model." Please clarify how this model works. We note that you have made loans to approximately seven

different groups. Please explain, in general, how the funds are allocated throughout the groups.

Credit Evaluation Process, page 11

13.   Please revise to provide a brief description of the composition of your credit committee.

14.   Further clarify the reference on page 11 regarding a "borrower's credit report or score" to explain why you do not make loans based on credit scores. Consider adding risk factor disclosure.

Defaults; Collection Activities, page 12

15.   Please revise to address the "peer pressure" referenced in the third paragraph on page nine. Also, please revise to clarify the approximate percentage of your transactions that result in a "restructure [of] the loan."

16.   We note that borrowers will often make partial payments. Please disclose the percentage of borrowers making partial payments at December 31, 2008 and 2009, and September 30, 2010.

17.   We note that you will use the self-help provisions of the Florida statutes for secured lenders and take possession of the collateral. Please describe in greater detail the "self-help provisions" and contrast those provisions with other remedies that may be available to you.

18.   We note that you present loans past due over 180 days. Please present loans past due in additional bands to include, at a minimum: (1) all loans past due, (2) loans past due between 0 and 89 days, (3) loans past due between 181 and 270 days, (4) loans past due between 271 and 365 days, and (5) loans past due over 365 days.

Use of Proceeds, page 14

19.   We note the statement on page 13 that you anticipate operating losses until you have a portfolio of at least $3 million net of loss reserves. Please expand your disclosure of use of proceeds to address how you anticipate allocating proceeds in the event you receive varying amounts under the $5 million maximum; for example, provide disclosure assuming you receive only 25% or less than the maximum amount.

Principal, maturity and interest, page 15

20.   We note the statement that the company "anticipates that the interest rate per annum … will range between a minimum annual rate of 5% and a maximum

annual rate of 11%." Advise us if the formula allows for any management discretion in setting the terms of the notes either before or after qualification of the Form 1-A. We may have further comment.

21.   We note the reference to interest being paid "on all Notes issued between the start of business on that Monday and the close of business on the last day prior to the first Monday of the next month. Interest is calculated and accrues daily based upon a 30-day month and a 360 day year." To further clarify the mechanics of the formula, interest determination dates, accrual and other features for someone who is not familiar with debt instruments, please present an example of dates, rates and payments that would result from a note purchase based on a hypothetical date and interest rate determined by the formula.

Plan of Distribution, page 17

22.   Please name the "officers who will be offering the Notes," and please supplementally provide us with sufficient facts on how each selling director will satisfy the elements of the Rule 3a4-1 safe harbor. We may have further comment.

Principal Stockholders, page 18

23.   Please revise the table so that it discloses the voting securities held of record by each of the three highest paid persons who are officers and directors.

Management Relationships, Transactions and Remuneration, page 18

24.   We note your reference to "loans from family members of our officers." Please revise this section to provide the material terms of the loans.

25.   Please revise to address whether the company has any employment agreements. If the company has employment agreements, then describe the material terms of those agreements and file them as exhibits.

26.   Please advise us if you received an opinion regarding the "material US federal income tax considerations."

Management's Discussion and Analysis of Certain Relevant Factors, page 23

27.   Please revise to provide a full discussion of your changes in financial condition, results of operations, liquidity and known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. See Item 303 of Regulation S-K.

28.   We note that during the fourth quarter of 2009, you implemented a corrective action plan. Please describe in more detail the corrective action plan, the steps taken under the plan, the remaining actions that have not yet been taken, the deficiencies that necessitated the corrective action plan, and the impact the steps taken have had on your results of operations and cash flows.

29.   We note that you corrected operational inefficiencies. Please describe in greater detail the operational inefficiencies, the steps taken to correct the inefficiencies, and the impact the corrections had on your results of operations and cash flows.

30.   Please revise to specify "the various strategies and initiatives that we instituted during fiscal 2009."

September 30, 2010 Financial Statements

31.   Please revise to also include statements of cash flows and members' capital for the nine months ended September 30, 2010. Refer to Part F/S of Form 1-A.

32.   Please include a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall also be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown. Refer to Part F/S of Form 1-A.

Balance Sheet, page 2

33.   Please tell us the amount of interest receivable on your outstanding loans receivable and amount of interest payable on your outstanding loans payable recorded on each balance sheet presented, and the line item(s) where you record such amounts on both your balance sheet and statement of cash flows. To the extent that no amounts were recorded for interest receivable or interest payable at a particular balance sheet date, explain to us the basis for this.

Income Statement, page 3

34.   We note that you incurred a net loss for each financial statement period presented. Please revise the heading of each Income Statement presented to the Statement of Operations, and label your bottom line on each statement as a net loss.

Notes to Financial Statements, page 5

35.   We note the loans receivable, net and loans payable presented on your balance sheet for each period presented. Please revise to include the applicable fair value disclosures required by ASC 820-10-50 and 825-10-50-10 through 50-19 for each period presented.

36.   We note the shareholder account receivables of $497,188 on your September 30, 2010 balance sheet. Please revise to include footnote disclosure to describe this line item.

37.   We note the other account receivables of $65,437 on your September 30, 2010 balance sheet. Please disclose what this account represents and whether it is recorded net of an allowance.

38.   We note the organizational costs, net of $74,855, $63,502, and $96,673 on your September 30, 2010, December 31, 2009, and December 31, 2008 balance sheets, respectively. Please tell us what this account is comprised of and describe to us your accounting policy for this item. Also revise to include footnote disclosure for each period presented to describe this line item and your accounting policy.

39.   Please revise the footnotes to your September 30, 2010 financial statements to include the subsequent events disclosures required by 855-10-50 or explain to us why such disclosure is not required.

Note 2 – Summary of Significant Accounting Policies, page 3

Revenue recognition, page 4

40.   Please revise to further describe the items included in both your commission revenues and interest income, discuss how these revenues arise, and cite the revenue recognition accounting literature you apply for each. In your response, explain why you recognize commission revenues at the settlement date rather than over the term of the loan.

Fair Value of Financial Instruments, page 4

41.   Please be advised that the FASB Accounting Standards Codification ("ASC") is effective for financial statements that cover interim and annual periods ending after September 15, 2009. As a result, the naming convention for all non-SEC accounting and financial reporting standards has been superseded. Please revise any references to accounting standards to comply with the ASC, accordingly.

Note 3 – Loan Receivables, page 5

42.   Please provide to us a rollforward of your loans receivables balance on a gross
        basis for 2008, 2009 and interim 2010. The rollforward should include, at a
        minimum, a beginning balance, loans issued, collections, and write-offs.

43.   Please revise the footnotes for each period presented to include a description of
        your accounting policy and methodology used to estimate your allowance for loan
        losses on your loans receivable, pursuant to ASC 310-10-50-9. Also revise to
        disclose the activity in the allowance for each period presented, as required by
        ASC 310-10-50-12.

44.   Please revise to include the following loan receivables disclosures or,
        alternatively, tell us why such disclosures do not apply to you:

        a. Nonaccrual and past due loans (ASC 310-10-50-6 through 50-8);
        b. Foreclosed and repossessed assets (ASC 310-10-50-11); and
        c. Impaired loans (ASC 310-10-50-15 through 50-20)

45.   Please disclose the following to the extent applicable:

        a. the amount of gross interest income that would have been recorded in each
            period presented if the loans in nonaccrual status had been current in
            accordance with their original terms and had been outstanding throughout the
            period or since origination;
        b. the amount and percentage of refinanced or modified loans;
        c. your policy for placing loans on nonaccrual status; and
        d. any changes you have made in your policies and practices in determining your
            allowance for loan losses over 2008, 2009 and 2010.

Note 6 – Guaranteed Deposits, page 5

46.   We note that upon providing a micro financing loan to a customer, you retain a
        guaranteed deposit of approximately 5% of the total loan proceeds to apply
        against any fees which may arise during the servicing of the loan or upon
        termination of the loan. Please revise to disclosure your accounting policy for
        recognizing such amounts in your statement of operations and the line item where
        they are classified. Also tell us the amount you recognized in your statement of
        operations during each period presented.

Note 7 – Loan Payable, page 5

47.   Please revise to disclose whether your loans payable are secured or unsecured,
        and describe the priority and any subordinate features. Also disclose any
        restrictive covenants (e.g. restrictions on additional borrowings, obligations to

maintain minimum working capital or restrict dividends) and assets mortgaged, pledged, or otherwise subject to lien pursuant to ASC 440-10-50-1.

December 31, 2009 Financial Statements

Income Statement, page 3

48.   We note your salaries and related expenses of $410,507, $533,810, and $696,709 for the nine months ended September 30, 2010, the year ended December 31, 2009 and the year ended December 31, 2008, respectively. Please describe to us what the related expenses are comprised of, and tell us the amount classified as salaries and the amount classified as related expenses for each period presented.

Statements of Cash Flows, page 4

49.   We note your presentation of loans receivable and guaranteed deposits as operating activities in your statements of cash flows. Please revise to present your cash inflows and cash outflows for loans receivable and guaranteed deposits as investing activities pursuant to ASC 230-10-45-12 through 45-13.

50.   We note that you present loans receivable and borrowings from loans on a net rather than gross basis in your statements of cash flows. Please revise to present the cash receipts and cash payments for your loans receivable and loans payable on a gross basis or explain to us your basis for presenting these cash flows on a net rather than gross basis, pursuant to ASC 230-10-45-7 through 45-9.

51.   Please revise to disclose the amount of interest paid (net of amounts capitalized) and income taxes paid during each period presented, as required by ASC 230-10-50-2. Also revise to provide information about noncash investing and financing activities, as applicable, pursuant to ASC 230-10-50-3 through 50-6.

Exhibits

52.   Please file your form-of documents referred to on page 11 as "loan and security documents [that] contain customary lender remedies…"

Consent of Independent Registered Public Accounting Firm, Ex. 23.1

53.   Please have your independent registered public accounting firm update their consent to expressly state that they also consent to the reference of their firm under the caption "Interests of Named Experts and Counsel" in the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 as it relates to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Laurie L. Green
        (954) 463-2030